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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            10-22321
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                       963278 10 6

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended:   December 31, 1997
                                  ---------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________


   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
    If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

WHEELS SPORTS GROUP, INC.
--------------------------------------------------------------------------------
Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)

149 GASOLINE ALLEY DRIVE
--------------------------------------------------------------------------------
City, State and Zip Code

MOORESVILLE, NORTH CAROLINA  28115
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 10-KSB Form 20-F, 11-K, or Form
                 N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Registrant effected six acquisitions during the fiscal year, including two acquisitions in the fourth quarter, and retained Arthur Andersen LLP as its independent accountants effective January 7, 1998. The appointment of new independent accountants, as well as the time required to audit and incorporate all of the acquisitions' financial data and the time required thereafter for officers and directors to fully and properly review and approve the Form 10-KSB, will prevent the Company from filing the report within the prescribed time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         HOWARD L. CORRELL, JR.            (704)                662-6442
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X]  Yes  [ ]  No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   [X]  Yes  [ ]  No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         After taking into account the six acquisitions made in fiscal 1997 and the cessation of operations of one of those acquisitions, revenues during fiscal 1997 are estimated to be approximately $7,500,000 as compared to restated revenues of $7,523,130 during fiscal 1996. The Company estimates incurring an operating loss of approximately $5,100,000 during fiscal 1997 as compared to an operating profit of $862,516 during fiscal 1996 and a net loss of approximately $6,600,000 during fiscal 1997 as compared to a net profit of $820,112 during fiscal 1996.

--------------------------------------------------------------------------------

                           WHEELS SPORTS GROUP, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     WHEELS SPORTS GROUP, INC.

Date: March 31, 1998                 By /s/ F. Scott M. Chapman
                                       ----------------------------------------
                                       F. Scott M. Chapman, Chief
                                       Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).